Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com
Kenneth L Greenberg Partner kgreenberg@stradley.com 215.564.8149

May 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Christina DiAngelo Fettig Ms. Holly Hunter-Ceci

Re:	Franklin Templeton ETF Trust
File No. 333-264197

Dear Ms. DiAngelo Fettig and Ms. Hunter-Ceci:

This letter responds to the accounting comments provided by Ms. DiAngelo Fettig on April 26, 2022 and the disclosure comments provided by Ms. Hunter-Ceci on May 2, 2022 to the counsel of Franklin ETF Trust (the “ETF Trust”), Kenneth L. Greenberg, regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the proposed Reorganizations of (1) the BrandywineGLOBAL-Dynamic US Large Cap Value Fund of the Legg Mason Global Asset Management Trust (the “Legg Mason Trust”) into the BrandywineGLOBAL-Dynamic US Large Cap Value ETF of the ETF Trust and (2) the Martin Currie International Sustainable Equity Fund of the Legg Mason Trust into the Martin Currie Sustainable International Equity ETF of the ETF Trust.  The Registration Statement was filed via the EDGAR system on April 8, 2022.
We have summarized each of your comments below, in the order you provided them, and have set forth the ETF Trust’s response immediately below each comment.
Capitalized terms not defined herein have the same meaning as in the Registration Statement.  Unless noted otherwise, comments and responses on the BrandywineGLOBAL documents also apply to the Martin Currie documents contained in the Registration Statement.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

Accounting Comments on the BrandywineGLOBAL Prospectus/Proxy Statement
1.	Text: Page 5, first question states:
Will the fees and expenses of the Acquiring Fund be lower than the fees and expenses of the Target Fund?
The total expense ratio for the Acquiring Fund is lower than the expense ratios of the Target Fund for Class A, Class C, Class R and Class I shares as noted below. The expense ratio for the Acquiring Fund will be the same as the expense ratio of the Target Fund for Class IS shares.  In addition, the Acquiring Fund will be subject to a unitary fee structure, which will require the Acquiring Fund’s investment manager, Franklin Advisers, Inc. (“FAV”), to pay the Acquiring Fund’s ordinary operating expenses without any increase in the management fee, typically resulting in lower fees and expenses to shareholders.
Comment:  Please include disclosure that compares the management fee of the Target Fund to the Unitary Fee of the Acquiring Fund.
Response:  Revised as requested.
2.	Text: Page 6, the first question states:
Who will pay the costs in connection with the Reorganization?
The estimated cost of the Reorganization is expected to be approximately $460,000.  FAV will bear 100% of the Reorganization costs except for any related portfolio transaction costs, which are expected to be de minimis (less than $10,000).
Comments:
(a)  Please add disclosure that states that FAV will bear the costs of the Reorganization whether or not the Reorganization is consummated.
(b)  Will there be any repositioning of the portfolio securities of the Target Fund in connection with the Reorganization?  If there will be, disclose the percentage of securities to be sold and an estimate of any capital gains distributions resulting from the sale in both dollars and a per share amount.

Responses:
(a) Revised as requested.

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

(b) At this time, the portfolio managers do not anticipate any changes to the portfolio as a result of the Reorganization, and if any do occur, it is expected they will be de minimis.  However, the ETF Trust will retain the disclosure regarding the expectation that portfolio transaction costs will be de minimis (less than $10,000) in case any transactions do occur.
3.	Text: Page17, Annual Operating Expense Table.
Comments:
(a)  Confirm supplementally that the fees and expenses presented in the Expense Table represent “current fees” in accordance with Item 3(a) of Form N-14.
(b)  For Target Fund expense waivers that are subject to recapture, confirm supplementally that the expenses subject to recapture will not be carried over to the Acquiring Fund.
Responses:
(a) The ETF Trust confirms that the fees and expenses presented in the Expense Table represent “current fees” in accordance with Item 3(a) of Form N-14.
(b) The ETF Trust confirms that for Target Fund expense waivers that are subject to recapture, the expenses subject to recapture will not be carried over to the Acquiring Fund.
4.	Text: Page 18, the second bullet-point assumption in the Expense Example introductory paragraph states:
•
Your investment has a 5% return each year and the Funds’ operating expenses remain the same (except that any applicable fee waiver or expense reimbursement is reflected only through its expiration date);

Comment:  The fee waiver or expense reimbursement is not reflected through the expiration date but through only one year.  Revise the bullet point accordingly.
Response: Revised as requested.

5.	Text: Page 18 of the BrandywineGLOBAL Proxy Statement/Prospectus only, introductory paragraph to the Expense Example
Comment:  Consider disclosing that the example reflects the conversion of Class C shares into Class A shares after 8 years.

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

Response:  Revised as requested.
6.	Text: Page 18, the first paragraph of the question at the bottom of the page “How do the performance records of the Funds compare?” states:
The Acquiring Fund is a newly formed “shell” fund that has not yet commenced operations, and therefore, has no performance history predating the Reorganization.  The Acquiring Fund has been organized solely in connection with the Reorganization to acquire the assets and assume the liabilities of the Target Fund and continue the business of the Target Fund, except that the Acquiring Fund will operate as an ETF instead of a mutual fund.  Therefore, after the Reorganization, the Target Fund will remain the “accounting survivor.”  This means that the Acquiring Fund will continue to show the historical investment performance and returns of the Target Fund (even after liquidation).
Comment:  Add disclosure that clarifies that Class IS shares will be the accounting/performance survivor.
Response:   Revised as requested.

7.	Text: Page 22, the second sentence of the first factor considered by the Board states:
In addition, the proposed unitary fee structure for the Acquiring Fund (discussed below) will benefit shareholders, because FAV, as the Acquiring Fund’s investment manager, will be obligated under the investment management agreement to pay the Acquiring Fund’s ordinary operating expenses without any increase in the management fee paid by shareholders.
Comment:  Explain supplementally why there is no increase in the management fee paid by shareholders.
Response:   The disclosure in question is addressing the Acquiring Fund’s management fee only and is not comparing it to the Target Fund’s management fee.  The Acquiring Fund’s management fee is a Unitary Fee that will be used to pay all of the other operating expenses of the Acquiring Fund subject to certain exclusions.  This obligation to bear fund expenses is part of the Acquiring Fund’s investment management agreement and cannot be changed without the approval of shareholders.  Accordingly, even if expenses of the Acquiring Fund increase, the Acquiring Fund cannot increase its management fee to cover the increased expenses unless it solicits and acquires shareholder approval.
8.	Text: Page 25 the question “Who will pay the expenses of the Reorganization?” states:

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

The estimated cost of the Reorganization is expected to be approximately $460,000.  FAV will bear 100% of the Reorganization costs except for any related portfolio transaction costs, which will be borne by the Target Fund and Acquiring Fund. Portfolio transaction costs are expected to be de minimis (less than $10,000).
Comment:  Please add disclosure that states that FAV will bear the costs of the Reorganization whether or not the Reorganization is consummated.
Response:   Revised as requested.

9.	Text: Page 26, Capitalization Table.
Comments:
(a)  The capitalization table should be dated within 30 days of the filing or if you want to retain the September 30, 2021 date, confirm supplementally that there are no material changes to the asset levels of the Funds.
(b)  Confirm supplementally that there are no valuation differences between the Target Fund and the Acquiring Fund that may cause adjustments on the Closing Date.  If there will be differences, such differences should be shown as an adjustment in the capitalization table.
Responses:
(a)  The capitalization tables have been updated to April 28, 2022.
(b)  The ETF Trust confirms that there are no valuation differences between the Target Fund and the Acquiring Fund that would necessitate an adjustment in the capitalization table.
10.	Text: Page 26, footnote 1 to the Capitalization Table states:
Figure reflects the costs associated with the Reorganization towards related portfolio transaction costs, which are expected to be de minimis (less than $10,000).
Comment:  Adjustments in the table appear to be for more than $10,000.  Either explain supplementally how the numbers in the table are consistent with the footnote or correct numbers in the table.

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

Response:  The adjustments have been revised in connection with the updating of the capitalization tables.
Accounting Comments on the BrandywineGLOBAL Statement of Additional Information (“SAI”)
11.	Text: Page 2, the first full paragraph under the heading “General Information”
Comment:  Add a heading titled:  “Supplemental Financial Information.”
Response:   Revised as requested.
12.	Text: Page 2, the second sentence of the second paragraph states:
Additionally, there are no material differences in accounting policies of the Target Fund as compared to those of the Acquiring Fund.
Comment:  Confirm supplementally that there are no material differences relating to the conversion of the Target Fund into the Acquiring Fund regarding:  (a) accounting or tax policies; (b) in-kind policies; (c) associated fees for in-kind transactions or (d) a previous Rule 18f-1 election.
Response.  The ETF Trust confirms that there are no material differences in accounting or tax policies related to the conversion to an ETF that are not already otherwise disclosed in the Proxy Statement/Prospectus. The specifics of the in-kind policies and associated fees on in-kind transactions with respect to the Acquiring Fund, which operate as an ETF, are not included in the Proxy Statement/Prospectus because this information is not material information for shareholders of the Target Fund.  The Target Fund shareholders will be receiving the ETF shares in connection with the Reorganization and will not be transacting in creation units with the Acquiring Fund, so this information is not material with respect to the Reorganization. While neither the Target Fund nor the Acquiring Fund has filed an 18f-1 election, the Proxy Statement/Prospectus has provided disclosure about the differences in transacting in ETF shares as compared to transacting in mutual fund shares.
13.	Text: Page 2, the first sentence of the fourth paragraph states:
Because the Acquiring Fund has the same principal investment strategies as the Target Fund, the Reorganization is not expected to result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund.

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

Comment:  This disclosure addresses the point that there will be no forced sales due to investment restrictions.  If there are any planned sales in connection with a portfolio repositioning for the Reorganization, it should be addressed here as well.
Response:   At this time, the portfolio managers do not anticipate any changes to the portfolio as a result of the Reorganization, and if any do occur, it is expected they will be de minimis.  Disclosure has been added to this effect.
14.	Text: Pages 2 and 3, Incorporation of Documents by Reference into the SAI.
Comment:  Double check the hyperlinks to each of the documents.  BrandywineGLOBAL documents appear to be linked to the other Target Fund in the Registration Statement.
Response:   The ETF Trust will double check the hyperlinks to ensure that they are correct.
Disclosure Comments on the BrandywineGLOBAL Prospectus/Proxy Statement
15.	Text: Notice of Special Meeting of Shareholders
Comment:  With regard to the virtual meeting, please confirm supplementally that a virtual meeting is permitted under the Legg Mason Trust’s governing documents and Maryland law.  In addition, if there are any changes to the meeting format that will negatively impact a shareholder’s ability to participate fully, please supplementally describe.  Please also include the sentence on page 40 of the prospectus/proxy statement  that states: “For technical assistance in accessing the Meeting, shareholders can email attendameeting@astfinancial.com.”

Response:  Registrant confirms that a virtual meeting is permitted under the Legg Mason Trust’s Bylaws, Article V, Section 5.10 which provides:

5.10 Virtual Meetings. Notwithstanding anything to the contrary in these Bylaws, the Trustees or a committee of the Trustees authorized for such purpose may determine at any time, including, without limitation, after the calling of any meeting of Shareholders, that any meeting of Shareholders be held solely by means of remote communication or both at a physical location and by means of remote communication. Notwithstanding anything to the contrary in these Bylaws, if it is determined after notice of the meeting has been sent to Shareholders that participation by Shareholders in the meeting shall or may be conducted by means of remote communication, notice thereof may be provided at any time by press release or any other means of public communication or as otherwise

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

required by applicable law. Shareholders and proxy holders entitled to be present and to vote at the meeting that are not physically present at such a meeting but participate by means of remote communication shall be considered present in person for all purposes under these Bylaws and may vote at such a meeting. Subject to any guidelines and procedures that the Trustees may adopt, any meeting at which Shareholders or proxy holders are permitted to participate by means of remote communication shall be conducted in accordance with the following, unless otherwise permitted by applicable law or regulation:

(i) The Trust shall implement, at the direction of the President or the President’s designee, reasonable measures to verify that each person considered present and authorized to vote at the meeting by means of remote communication is a Shareholder or proxy holder;
(ii) The Trust shall implement, at the direction of the President or the President’s designee, reasonable measures to provide the Shareholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings; and
(iii) In the event any Shareholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of the vote or other action shall be maintained by the Trust.

Registrant also confirms that a virtual meeting is permitted under Section 12-306 of the Maryland Statutory Trust Act which can be found in the Maryland Corporations & Associations Code Annotated (2020) and provides:

(a)    Except as provided in the governing instrument of a statutory trust:
        (1)    Meetings of beneficial owners may be held at any place or by conference telephone or in any other manner by which all persons participating in the meeting may hear each other; and
        (2)    Participation in a meeting in accordance with item (1) of this subsection shall constitute presence in person at the meeting.

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

The Registrant notes that shareholders participating in the virtual shareholder meeting will be required to submit their questions or comments to a moderator who will read them aloud to meeting participants.  The use of a moderator maintains order at the shareholder meeting and prevents one shareholder from speaking over another shareholder.

Finally, Registrant has updated the disclosure to include the sentence on page 40 of the prospectus/proxy statement  that states: “For technical assistance in accessing the Meeting, shareholders can email attendameeting@astfinancial.com.”

16.	Text: Page 4, the third sentence of the first paragraph under the question “How will the Reorganization affect me?” states:
Shares of the Acquiring Fund will be transferred to a shareholder’s brokerage account, or if a shareholder does not have a brokerage account, the shares will be held by a stock transfer agent until a brokerage account is identified or the account is converted to cash (subject to applicable federal or state laws concerning unclaimed property).
Comment:  Please include a cross-reference to the question and answer on page 9, “What do I need to prepare for the Reorganization?” that provides the information about what shareholders who do not have a brokerage account need to do to prepare for the Reorganization.
Response:  Revised as requested.

17.	Text: Page 4, the last sentence of the second paragraph under the question “How will the Reorganization affect me?” states:
As with all ETFs, your broker may charge a commission for purchase and sale transactions, although ETFs trade with no transaction fees (NTF) on many platforms.
Comment:  Please clarify, if true, that brokerage account statements post-reorganization will reflect the market price of the Acquiring Fund’s shares and not the net asset value per share.
Response:  Revised as requested.

18.	Text: Page 5, Market Trading Risks bullet point states:
Market Trading Risk. You may pay more (or less) than NAV when you buy shares of the Acquiring Fund in the secondary market, and you may

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

receive less (or more) than NAV when you sell those shares in the secondary market.
Comment:  Please include  the entire Market Trading Risk as disclosed in Item 4 of the Acquiring Fund’s prospectus.
Response:  Revised as requested.

19.	Text: Page 5, Annual Fund Operating Expenses Table.
Comments:
(a)  Please replace the table on page 5 with a fee table which complies with the requirements of Form N-1A such as the one on page 17.
(b)   For the BrandywineGlobal prospectus/proxy statement only, please prominently disclose that the current management fee of the Acquiring Fund is higher than the Target Fund’s management fee.
(c)  Disclose the circumstances where the Acquiring Fund’s fee structure may result in a higher cost to shareholders (e.g., the effect of other ETF expenses).
Responses:

(a)  Revised as requested.

(b)  Revised as requested.

(c)  The ETF Trust respectfully declines this comment.  The ETF Trust believes that the circumstances where the Acquiring Fund’s fee structure may result in a higher cost to shareholders to be remote.  The ETF Trust further believes that any expenses that are excluded from the Unitary Fee are also likely to have been expenses that would have been borne by the Target Fund under similar circumstances.

20.	Text: Page 6 the question “What are some features of ETFs that differ from mutual funds?”
Comment:  Please balance the discussion by comparing the risks unique to ETFs as compared to mutual funds.
Response:  Revised as requested.

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

21.	Text: Page 7, the question “How do the purchase procedures of the Funds compare?”
Comment:  Please disclose that the Acquiring Fund’s shares will also be subject to brokerage commissions or other charges determined by the broker.

Response:  Revised as requested.

22.	Text: Page 8 the question “How do the redemption procedures and exchange privileges of the Funds compare?”
Comments:
(a) Please disclose that the Acquiring Fund’s shares will also be subject to brokerage commissions or other charges determined by the broker.
(b) Please include disclosure that shares will be sold at market determined prices which means that the market price per share of the ETF may be higher or lower than the ETF’s NAV per share, and may be higher or lower than the ETF’s next calculated NAV at the close of the trading day.
Responses:

(a)  Revised as requested.

(b)  Revised as requested.

23.	Text: Page 8 the last sentence of the second paragraph under the question “How do the redemption procedures and exchange privileges of the Funds compare?” states:
As an ETF with only one class of shares, the Acquiring Fund does not provide for the exchange of shares.
Comment:  Delete the text “with only one class of shares.”
Response:  Revised as requested.

24.	Text: Pages 9-10, the first sentence under the question “What will happen if I don’t have a Brokerage Account that can accept ETF shares at the time of the Reorganization?”

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

If your shares are held in an account that cannot accept ETF shares at the time of the Reorganization of the Target Fund, the Acquiring Fund Shares received by you in the Reorganization will be held by a stock transfer agent, American Stock Transfer & Trust Company, LLC (“American Stock Transfer & Trust”), until a brokerage account is identified into which American Stock Transfer & Trust can transfer the shares.
Comment:  Please provide contact information for American Stock and Transfer Trust Company, LLC.
Response:  Revised as requested.

25.	Text: BrandywineGlobal Proxy Statement/Prospectus only: Page 12, second sentence under the section titled “Investment Policies and Restrictions” states:
The Acquiring Fund has adopted an additional fundamental investment restriction regarding purchasing the securities of any one issuer.
Comment:  Please clarify and further describe that the new additional fundamental investment restriction relates to investment diversification.
Response:  Revised as requested.

26.	Text: Page 14 the last sentence of the first paragraph of the question “What are the redemption procedures and exchange privileges of the Funds?” states:
As an ETF with only one class of shares, the Acquiring Fund does not provide for the exchange of shares.
Comment:  Delete the text “with only one class of shares.”
Response:  Revised as requested.

27.	Text: Page 14, the question “Who manages the Funds?”
Comments:
(a)  The Acquiring Fund’s prospectus states that the Fund uses a manager of managers structure, please disclose.
(b) Please confirm supplementally that the Acquiring Fund’s name is consistent with the representations in the manager of managers exemptive application regarding the use of a sub-advisor’s name (i.e., if the name of any sub-advised fund contains the

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

name of a wholly-owned sub-adviser, the name of the investment manager that serves as the primary adviser to the sub-advised fund will precede the name of the wholly-owned sub-adviser).
Responses:

(a)  Revised as requested.

(b)  Although the Acquiring Fund’s prospectus contains disclosure about the manager of managers structure and therefore preserves the flexibility for the Acquiring Fund to utilize the manager of managers exemptive relief, the Acquiring Fund has no current intention of relying on the manager of managers exemptive relief and therefore is not currently subject to the name related representation.  If and when the Acquiring Fund begins to rely on the manager of managers exemptive relief, the Acquiring Fund will comply with the name related representation (i.e., ultimately, in the future, if the Acquiring Fund chooses to rely on the manager of managers exemptive relief, the Acquiring Fund will change its name).

28.	Text: Page 15 the question “What are the Fund’s management fee rates?”
Comment:  For the BrandywineGlobal prospectus/proxy statement  only, please prominently disclose that the Unitary Fee is higher than the management fee of the Target Fund.
Response:  Revised as requested.

29.	Text: Page 16 the question “What are the fees and expenses of each Fund and what might they be after the Reorganization?”
Comment:  Prominently explain that the current Acquiring Fund’s fee structure could result in higher costs to shareholders.
Response:  The ETF Trust respectfully declines this comment.  The ETF Trust believes that the circumstances where the Acquiring Fund’s fee structure may result in a higher cost to shareholders to be remote.  The ETF Trust further believes that any expenses that are excluded from the Unitary Fee are also likely to have been expenses that would have been borne by the Target Fund under similar circumstances.

30.	Text: Page 19, performance table under the question “How do the performance records of the Funds compare?”

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

Comment:  Please include performance of the Funds’ broad-based index in the chart.
Response:  Revised as requested.

31.	Text: Page 21, second paragraph under the section titled “REASONS FOR THE REORGANIZATION” states:
At the November Board Meeting, the Board considered and approved the proposed Reorganization.  The independent trustees of the Target Fund (the “Independent Trustees”) were advised on this matter by independent counsel.
Comment:  Please disclose that the Board approval was unanimous.
Response:  Revised as requested.

32.	Text: Pages 21-22, the section titled “REASONS FOR THE REORGANIZATION”
Comment:  Please discuss whether the Board considered that: (a) the Acquiring Fund’s Unitary Fee was higher than the Target Fund’s management fee (BrandywineGLOBAL Fund only); and (b) that the Acquiring Fund’s expense ratios may be higher than the Target Fund’s expense ratios under certain circumstances.
Response:  Disclosure has been added to address the staff’s comment regarding whether the Board considered that that the BrandywineGLOBAL Fund’s Unitary Fee was higher than the Target Fund’s management fee.  Disclosure has not been added to reflect that the Board considered whether the Acquiring Fund’s expense ratios may be higher than the Target Fund’s expense ratios under certain circumstances because the ETF Trust believes that the circumstances where the Acquiring Fund’s fee structure may result in a higher cost to shareholders to be remote.  The ETF Trust further believes that any expenses that are excluded from the Unitary Fee are also likely to have been expenses that would have been borne by the Target Fund under similar circumstances.

33.	Text: Pages 28-29, the question “How do the investment goals, strategies, policies and risks of the Funds compare?”
Comment:  Please discuss the differences between the Target Fund and Acquiring Fund with respect to the manager of managers structure.

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

Response:  Revised as requested.

34.	Text: BrandywineGlobal Proxy/Prospectus only- Page 30, Focus risk under the question “What are the principal investment risk associated with investments in the Funds?”
Comment:  The financial services and health care sector risks were not disclosed in the Target Fund’s prospectus.  Please disclose this difference in principal risks or explain supplementally why there is no difference in principal risks.
Response:  There is no difference in principal risks between the Target Fund and the Acquiring Fund with regard to the financial services and health care sectors.  The Acquiring Fund is a shell fund and will acquire all of the investments of the Target Fund.  The Proxy Statement/Prospectus under “How do the investment goals, strategies, policies and risks of the Funds compare?” on page 29 discloses that “as of the date of the Proxy Statement/Prospectus, the top two sectors represented by the Target Fund’s investments are financials and health care.” [emphasis added]  Both the Target Fund and Acquiring Fund disclose focus risk as a principal risk.  The Acquiring Fund elected to further highlight the top two sectors, financial services and health care, as principal risks since the Acquiring Fund will be acquiring those investments from the Target Fund.

35.	Text: Page 34, section titled “INFORMATION ABUT THE FUNDS”
Comment:  Please make sure all documents incorporated by reference are hyperlinked.
Response:  The ETF Trust will make sure all documents incorporated by reference are hyperlinked.
36.	Text: Page 38, last sentence of the carry over paragraph states:
However, it is the Legg Mason Trust’s understanding that because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the matter expected to be presented at the Meeting, there are unlikely to be any “broker non-votes” at the Meeting.
Comment:  As there will not be any broker non-votes, please revise the sentence to state this more clearly.
Response:  Revised as requested.

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

37.	Text: Page 40, last sentence of the first paragraph states:
Certain broker-dealers may exercise discretion over shares held in their name for which no instructions are received by voting these shares in the same proportion as they vote shares for which they received instructions.
Comment:  Please supplementally explain how this circumstance will occur and how it is consistent with NYSE Rule 452.
Response:  The ETF Trust will remove the sentence from the prospectus/proxy statement.

Comments that Apply Solely to the Martin Currie Prospectus/Proxy Statement
38.	Text: Page 12, question “How do the principal investment risks of the Funds compare?”
Comment:  Target Fund appears to be subject to disruptive innovation risk, large cap company risk, investing in ETFs risk, derivatives risk and cybersecurity risk.  Please reconcile disclosure.

Response:  While the Target Fund’s prospectus lists disruptive innovation risk, large cap company risk, investing in ETFs risk, derivatives risk and cybersecurity risk as principal investment risks, after a more recent consideration of the Target Fund’s principal risks when drafting the prospectus for the shell Acquiring Fund, Fund management determined that (a) given the Target Fund’s current investment strategies, risks like disruptive innovation risk would not need to be highlighted as a principal risk of the Acquiring Fund, (b) that large capitalization companies risk was adequately addressed by the Acquiring Fund’s disclosure of market risk, and (c) derivatives risk, investing in ETFs risk and cybersecurity risk were adequately disclosed in the Acquiring Fund’s statement of additional information and did not need highlighting as a principal investment risk.  Fund management believes that the risks currently highlighted as principal risks for both Funds are appropriate.

39.	Text: Page 30, Focus risk under the question “What are the principal investment risk associated with investments in the Funds?”
Comment:  The health care and information technology sector risks were not disclosed in the Target Fund’s prospectus.  Please disclose this difference in principal investment risks or explain supplementally why there is no difference in principal investment risks.

Ms. DiAngelo Fettig
Ms. Hunter-Ceci
U.S. Securities and Exchange Commission
May 10, 2022

Response:  There is no difference in principal risks between the Target Fund and the Acquiring Fund with regard to the information technology and health care sectors.  The Acquiring Fund is a shell fund and will acquire all of the investments of the Target Fund.  The Proxy Statement/Prospectus under “How do the investment goals, strategies, policies and risks of the Funds compare?” on page 29 discloses that “as of the date of the Proxy Statement/Prospectus, the top two sectors represented by the Target Fund’s investments are information technology and health care.” [emphasis added]  Both the Target Fund and Acquiring Fund disclose focus risk as a principal risk.  The Acquiring Fund elected to further highlight the top two sectors, information technology and health care, as principal risks since the Acquiring Fund will be acquiring those investments from the Target Fund.

* * * * * * * *
Please do not hesitate to contact me at (215) 564-8149, or in my absence, Joshua Borneman at (202) 822-5172 if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted,

/s/ Kenneth L. Greenberg, Esq.